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Table of Contents

Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-114141

PROSPECTUS

Subject to Completion. Dated August 6, 2004.

INTRADO INC.

735,002 Shares of Common Stock

        The selling stockholders listed on pages 10-11 are offering up to 735,002 shares of common stock. Intrado will not receive any proceeds from the sale of common stock by the selling stockholders.

        Our common stock is traded on the Nasdaq National Market under the symbol "TRDO." On August 5, 2004, the closing price for our common stock was $10.03 per share.

        The selling stockholders may sell the common stock on the Nasdaq National Market at prevailing market prices, in negotiated transactions, or otherwise. See "Plan of Distribution."

        See "Risk Factors" beginning on page 2 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 6, 2004.

Risk Factors

        You should carefully consider the risks described below before making an investment decision.

We depend on large contracts from a limited number of significant customers and the loss of any of those contracts would adversely affect our operating results.

        We depend on large contracts from a limited number of significant customers. We provide our services to a range of customers, including incumbent local exchange carriers, competitive local exchange carriers, wireless carriers and state and local government agencies. During the year ended December 31, 2003, we recognized approximately 55% of our total revenue from BellSouth, Qwest, SBC and Verizon each of which accounted for greater than 10% of our revenue. During the year ended December 31, 2002, we recognized approximately 56% of our total revenue from BellSouth, Qwest, SBC and Verizon, each of which accounted for greater than 10% of our revenue. During the year ended December 31, 2001, we recognized approximately 50% of total revenue from BellSouth, Qwest, SBC and Verizon, each of which accounted for greater than 10% of our revenue. No other customers accounted for more than 10% of our total revenue during those periods.

        We believe that these customers and others may continue to represent a substantial portion of our total revenue in the future. As we enter negotiations to renew these contracts, our customers may demand price or other contractual concessions. Our customers could decide to develop and utilize their own proprietary 9-1-1 software and to perform internally the services that they presently outsource to us. Moreover, existing contract provisions allow these customers and others to receive contract concessions or to cancel their contracts in the event of customer consolidations, changes in regulatory, legal, labor or business conditions. Contract concessions, or the loss of a major customer, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we fail to integrate businesses and assets that we may acquire, we may lose customers and our liquidity, capital resources and profitability may be adversely affected.

        Acquisitions often involve a number of special risks, including the following:

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  We may encounter difficulties integrating acquired software, operations and personnel and our management's attention could be diverted from other business concerns;

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  We may be unable to retain customers of the acquired company;

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  We may not be able to successfully incorporate acquired technology and rights into our service offerings and maintain uniform standards, controls, procedures and policies;

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  The businesses or assets we acquire may fail to achieve the revenues and earnings we anticipated, causing us to incur additional debt to fund operations and to write down the value of acquisitions on our financial statements;

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  We may assume product liability or intellectual property liability associated with the sale of the acquired company's products.

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  Our resources may be diverted in asserting and defending our legal rights and we may ultimately be liable for contingent and other liabilities, not previously disclosed to us, of the companies that we acquire;

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  The acquisition may disrupt our ongoing business and dilute your ownership interest;

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  Acquisitions may result in litigation from former employees or third parties; and

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  Due diligence may fail to identify significant issues with product quality, product architecture, ownership rights and legal contingencies, among other matters.

Any of these factors could have a material adverse effect on our business and on the market value of our common stock.

        We are currently integrating the operations of bmd wireless AG, which we acquired in February 2004. However, there can be no assurance that we will realize the full benefits that we anticipated from the acquisition of bmd wireless AG or any future acquisitions. Our failure to successfully gain market acceptance of the products acquired or to gain market share could seriously harm our business, operating results, cash flows and financial condition.

        In addition, negotiation of potential acquisitions and the resulting integration of acquired businesses, products, or technologies, could divert management's time and resources. Future acquisitions could include the issuance of dilutive equity securities or cause us to incur debt, contingent liabilities, additional amortization charges from intangible assets, asset impairment charges, or write-off charges for in-process research and development and other indefinite-lived intangible assets that could impact our financial condition, cash flows and operating results.

If we do not adequately anticipate and respond to the risks inherent in international operations, our operating results and stock price could be adversely affected.

        Although our consolidated financial statements are prepared in U.S. dollars, the operations of our foreign subsidiary, bmd wireless AG, are conducted primarily in Swiss francs, euros and other international currencies. Consequently, changes in exchange rates can unpredictably and adversely affect our consolidated operating results and could result in exchange losses. We do not hedge against the risks associated with fluctuations in exchange rates. Although we may use hedging techniques in the future, we may not be able to eliminate or reduce the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on our operating results and stock price.

        In addition, our financial results may be adversely affected by other international risks, such as:

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  Changes in government regulation in various countries;

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  Trade barriers;

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  Adverse tax consequences;

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  The absence or significant lack of legal protection for intellectual property rights;

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  The adoption of data privacy laws or regulations;

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  Political and economic instability; and

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  Costs associated with expansion into new territories.

        With the February 2004 acquisition of bmd wireless, we expect that international revenues may represent a growing portion of our total revenues. If we do not anticipate and respond to the risks associated with international operations, it could have a material adverse effect on our operating results and stock price.

Our market is characterized by rapid technological change, and we could lose our competitive position if we are not successful in developing new products that achieve market acceptance.

        The market for 9-1-1 data management solutions is intensely competitive and we expect competition to increase in the future. We believe that the principal competitive factors affecting the market for 9-1-1 data management services include flexibility, reliability, manageability, technical features, performance, ease of use, price, scope of product offerings and customer service and support. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, support service, technical and other competitive resources.

        In addition, the market for our services is characterized by rapid technological change, frequent new product or service introductions, evolving industry standards and changing customer needs. Existing products may become obsolete and unmarketable when products introducing new technologies are introduced. To be successful, we must be able to enhance existing products and to develop new products that keep pace with technological changes, satisfy our customers and achieve market acceptance. In addition to new enhancements to our traditional 9-1-1 database services, we are attempting to expand into the highly competitive commercial database market. If a new product or service does not achieve market acceptance, we may have to write-off related capitalized software costs. If we are unable to develop and introduce new services and products to these new markets in a timely manner, our business, financial condition and results of operations could be adversely affected.

        Historically, we have issued new releases of our software periodically, with minor interim releases issued more frequently. As a result of the complexities inherent in our offerings, major enhancements and new products often require long development and testing periods before they are released. We have occasionally experienced delays in the scheduled release date of new or enhanced products and we cannot provide assurance that we will achieve future scheduled release dates. The delay of products, or the failure of such products to achieve market acceptance, could materially affect our business.

If we do not realize anticipated benefits from our capitalized software, we may be forced to record an impairment, thereby adversely affecting our operating results.

        In assessing the recoverability of our existing capitalized software assets, we rely on estimates and judgments to determine the net realizable value of each product. When evaluating the net realizable value of a given product, we prepare a forward-looking business case that is comprised of an assessment of future expected benefits to be generated. The expected benefits are compared to the direct costs associated with supporting the product on an ongoing basis to arrive at a contribution margin, defined as expected benefits less direct costs. This contribution margin is compared to the carrying value of the asset at the reporting date to determine if the contribution margin exceeds the asset carrying value plus any additional investments such as hardware or additional development required to enhance or maintain the product. If the contribution margin is less than the carrying value, an impairment is recorded. Our ability to estimate future expected revenues and benefits with a measured degree of probability is the most significant factor in our estimate of recoverability. If our ability to estimate the expected benefits changes significantly in any given period, we could record impairment charges for certain assets and our operating results could be adversely affected.

The market price of our common stock may experience price fluctuations for reasons over which we have no control, including trends that affect the telecommunications industry as a whole.

        The market price of shares of our common stock has fluctuated greatly since our initial public offering in June 1998 and could continue to fluctuate due to a variety of factors, some of which are not within our control. In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.

Bankruptcies, reorganizations and consolidations in the telecommunications industry may have a material adverse effect on our market share, liquidity and operating results.

        Some of our customers have filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Other telecommunications customers have experienced cash flow and operating difficulties and may also file for protection from creditors under the federal bankruptcy laws or become involved in industry consolidations. The possible consolidation of telecommunications customers creates integration risk and uncertainties related to pricing structure, contract negotiations and operations strategy. Although we believe that we have provided adequate reserves for bad debt on existing receivables as of the date of this prospectus, any future bankruptcies, reorganizations and consolidations in the telecommunications industry may have a material adverse effect on our market share, liquidity, financial position, cash flows and operating results.

The recent general economic slowdown and increased international political instability may have a material adverse affect on our business and results of operations.

        The recent general economic slowdown and increased international political instability, as demonstrated by terrorist threats, the conflict in Iraq, increasing tension in the Middle East and Korea, and the resulting need for enhanced security measures may have a detrimental effect on our business. The general economic slowdown, for example, may impact our customers' purchasing decisions. In addition, increased political instability may adversely affect our ability to obtain adequate insurance at reasonable rates or require us to take extra security precautions for our operations and computer database systems. If the economic slowdown or international political instability continues or increases, our business, results of operations and the market price of our common stock could be adversely affected.

The market price of our common stock may experience price fluctuations for reasons over which we have no control, including trends that affect the telecommunications industry as a whole.

        The market price of shares of our common stock has fluctuated greatly since our initial public offering in June 1998 and could continue to fluctuate due to a variety of factors, some of which are not within our control. In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.

You may have no effective remedy against Arthur Andersen LLP, our former independent accountants, if a material misstatement or omission is contained in the prior period financial statements that are incorporated by reference into this prospectus and registration statement.

        Our consolidated financial statements as of and for the year ended December 31, 2001, which are incorporated by reference into this prospectus and registration statement, were audited by Arthur Andersen LLP. In addition, these reports and the underlying financial statements have been and will continue to be incorporated by reference into other registration statements that we file with the SEC. Because Arthur Andersen is no longer in existence, we have not been able to obtain the written consent of Arthur Andersen that is required by the federal securities laws. Because Arthur Andersen is no longer in existence and because Arthur Andersen has not consented to the inclusion of these financial statements or its audit reports, your ability to assert claims against Arthur Andersen may be limited. In particular, you will not be able to sue Arthur Andersen under Section 11(a)(4) of the Securities Act of 1933, or under the federal securities laws in general, for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements. Therefore, your right of recovery under the federal securities laws may be limited.

If we are unable to retain key executives, our operating results and growth potential may be adversely affected.

        Our success greatly depends on our ability to attract and retain key technical, sales, and executive personnel. We are especially dependent on the continued services of our senior management team, particularly George Heinrichs, our co-founder, President, Chief Executive Officer and Chairman of the Board. Members of our executive team can terminate their employment at any time. The loss of Mr. Heinrichs, or any other member of our senior management team, could adversely affect our operating results and growth potential.

Tight state and local government budgets and other factors may cause our operating results to fluctuate and, as a result, our stock price may decline.

        Our revenue, operating results and cash flows are difficult to predict and may fluctuate significantly from quarter to quarter as a result of tight state and local government budgets, adverse trends in the telecommunications industry and other factors. Therefore, you should not rely on period-to-period comparisons of revenue or operating results as an indication of our future performance. If our revenue, operating results and cash flows fall below the expectations of the investors or securities analysts, the price of our common stock could fall substantially.

If institutional investors sell large volumes of our common stock within a short period of time, the market price of our common stock may decline.

        As of the date of this prospectus, approximately 64.5% of our common stock is owned by large institutional investors. Three institutional investors own approximately 2.8 million shares of our common stock, representing approximately 16.5% of our outstanding common stock as of the date of this prospectus. These institutions and others may sell their shares of Intrado common stock at any time, causing the market price of our common stock to decline.

Our redemption of preferred stock issued in conjunction with our acquisition of LPSS may adversely affect our liquidity and the market value of our common stock.

        In conjunction with our May 2001 acquisition of LPSS, we agreed to issue up to $32.9 million of mandatorily redeemable, non-voting, preferred stock, subject to our attainment of specific total revenue targets during a 24-month contingency period that began on June 1, 2001 and ended on May 31, 2003. Based on our total revenue of $211.8 million during the 24-month contingency period, we were required, under the terms of our purchase agreement with Lucent, to issue preferred stock to NV Partners II, formerly a wholly owned subsidiary of Lucent Technologies Inc. ("Lucent"), at a rate of $417,000 for each million dollars of total revenue in excess of $179 million. During the first and second quarter of 2003, we issued approximately $12.8 million of preferred stock to NVP II. The preferred stock was initially recorded at its estimated fair value of $12.8 million (defined as the present value of future redemption payments using a 6.07% interest rate) and will be accreted to its face value of $13.7 million over the redemption period. We have redeemed approximately $9.1 million of the preferred stock and must redeem the remaining preferred stock on June 1, 2005.

        Early redemption is available at our option. If we sell securities in an underwritten public offering, we must use 25% of the gross proceeds to redeem any outstanding preferred stock. Redemption of the preferred stock may cause our liquidity to be adversely affected and the market value of our common stock to decline.

Our corporate documents and Delaware law make a takeover of our company more difficult, which may adversely affect the market price of our common stock.

        Our charter and bylaws and Section 203 of the Delaware General Corporation Law contain provisions that may enable our management to resist a corporate takeover. Among other things, the board of directors has the ability to issue "blank check" preferred stock without stockholder approval. Furthermore, our directors are divided into three classes with staggered terms. These provisions may discourage, delay or prevent a change in control or a change in our management. These provisions also could discourage proxy contests and make it more difficult for you to elect directors and take other corporate actions. In addition, these provisions could adversely affect the price that investors are willing to pay for shares of common stock and prevent you from realizing the premium return that stockholders may receive in conjunction with a corporate takeover.

Substantially all of our revenue is derived from our 9-1-1 data management solutions and our operating results may depend upon our ability to continue to sell these solutions.

        We currently derive substantially all of our revenue from 9-1-1 data management solutions, which we provide to incumbent local exchange carriers, competitive local exchange carriers, wireless carriers and state and local government agencies. Accordingly, we are susceptible to adverse trends affecting this market segment, including government regulation, technological obsolescence and the entry of new competition. We expect that this market may continue to account for substantially all of our revenue in the near future. As a result, our future success depends on our ability to continue to sell our 9-1-1 solutions, maintain and increase our market share by providing other value-added services to the market, and successfully adapt our technology and services to other related markets. Markets for our existing services and products may not continue to expand and we may not be successful in our efforts to penetrate new markets.

Our business is subject to government regulation and other legal uncertainties, which could adversely affect our operations.

        The market for our services and products has been influenced by various laws and regulations, including:

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  The adoption of regulations under the Telecommunications Act of 1996;

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  The duties imposed on us or on our wholly owned subsidiary, Intrado Communications Inc., as a result of Intrado Communications Inc.'s status as a competitive local exchange carrier or as an inter-exchange carrier;

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  The duties imposed on incumbent local exchange carriers by the Telecommunications Act of 1996 or other legislation, regulation or judicial or administrative determinations to open local telephone markets, including 9-1-1 as a part of local exchange service, to competition;

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  The responsibilities of local exchange carriers to provide subscriber records to emergency service providers under the Wireless Communications and Public Safety Act of 1999; and

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  The impact of various federal and state regulations on wireless carriers that provide enhanced 9-1-1 service including, but not limited to, regulations imposed by the Federal Communications Commission in C.C. Docket 94-102.

Any changes to these legal requirements, including those caused by the adoption of new laws and regulations or by legal challenges, could have a material adverse effect upon the market for our services and products. In particular, if new or existing legislation or regulations are applied to Voice-over-Internet Protocol services, our operating results and growth potential may be adversely affected. Moreover, any delay in implementation of any such requirements imposed by Congress, state legislatures, the Federal Communications Commission or state regulatory commissions could have a material adverse effect on our business, financial condition and results of operations.

Our business is subject to reporting and governance requirements that are currently evolving and could substantially increase our operating expenses.

        Because our common stock is publicly traded, we are subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board, the Financial Accounting Standards Board, the Securities and Exchange Commission and the Nasdaq Stock Market, have recently issued new requirements and regulations and are currently developing additional regulations and requirements in response to recent laws enacted by Congress, most notably the Sarbanes-Oxley Act of 2002. Our compliance with current and proposed rules, such as Section 404 of the Sarbanes-Oxley Act, is likely to require the commitment of significant financial and managerial resources. We are currently reviewing and testing our internal control systems, processes and procedures in compliance with the requirements of Section 404. There can be no assurance that such a review will not result in the identification of significant deficiencies, material weaknesses in our internal controls or that our auditors will be able to attest to the adequacy of our internal controls.

We could incur substantial costs from product liability, negligence, wrongful death and similar claims relating to our services and our software.

        Because customers utilize our services and licensed software products to provide critical 9-1-1 services, we are subject to product liability, negligence, wrongful death and related claims. Our agreements with customers typically require us to indemnify customers for our own acts of negligence and non-performance. Product liability and other forms of insurance are expensive and may not be available in the future. We cannot be sure that we will be able to maintain or obtain insurance coverage at acceptable costs or in sufficient amounts or that our insurer may not disclaim coverage as to a future claim. Payments of material claims for product liability, negligence, wrongful death or similar claims may adversely affect our business, operating results or financial condition.

Our operating results, financial condition and cash flows could be adversely affected by unauthorized access to our system or any interruption of our services or system failure.

        Our operations depend on our ability to maintain our computer and telecommunications equipment and systems in effective working order, and to protect our systems against unauthorized access to our system by third parties or employees, damage from fire, natural disaster, power loss, telecommunications failure, sabotage, unauthorized access to our system or similar events. Any unauthorized access or unanticipated interruption or delay in our operations could have a material adverse effect on our financial condition, results of operations and cash flows. Furthermore, any addition or expansion of our facilities to increase capacity could increase our exposure to damage from fire, natural disaster, power loss, telecommunications failure, unauthorized access or similar events. Our property and business interruption insurance may not be adequate to compensate us for any losses that may occur in the event of a system failure or a breach of security. Furthermore, insurance may not be available to us at all or, if available, may not be available on commercially reasonable terms.

To protect our proprietary rights or to deal with claims that we infringe the proprietary rights of others, we may be forced to incur substantial costs and to divert valuable managerial resources away from our business operations.

        The success of our business depends on our ability to assert and defend our intellectual property rights. To protect our rights, we rely on a combination of copyright, trademark, patent and trade secret laws, and contractual restrictions. We cannot be sure that these steps will be adequate to prevent misappropriation or infringement of our intellectual property. Nor can we be sure that competitors will not independently develop technologies that are substantially equivalent or superior to our proprietary property and technology.

        In our industry, competitors often assert intellectual property claims against one another. As the functionality of our services and products increases and overlaps with the products and services of other companies, we may be forced to assert our intellectual property rights or become subject to claims of infringement or misappropriation of the intellectual property rights of others. These claims could result in substantial costs and diversion of resources, even if the claims are ultimately decided in our favor. In certain customer agreements, we agree to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. In some instances, the amount of the indemnities may be greater than the revenue we received from the customer. Although we have not experienced any material claims to date, future claims or litigation, with or without merit, could be time consuming, result in costly litigation or require us to enter into royalty or licensing arrangements. We cannot be sure that such licenses would be offered or obtained on commercially reasonable terms, if at all. Any litigation or royalty or licensing arrangements, if required, may not be available on terms acceptable to us, if at all, and could have a material adverse effect on our financial condition, results of operations and cash flows.

If requirements relating to accounting treatment from employee stock options are changed, we may be forced to change our business practices.

        We currently account for the issuance of stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." If proposals currently under consideration by accounting standards organizations and governmental authorities are adopted, we may be required to treat the value of the stock options granted to employees and directors as compensation expense. As a result, we could decide to reduce the number of stock options granted to employees and directors or to grant options to fewer employees. This could affect our ability to retain existing employees or directors and attract qualified candidates, and could increase the cash compensation we would have to pay them. In addition, such a change could have a negative effect on our results of operations.

The value of your common stock may decrease if employees and other security holders exercise their options and warrants.

        As shown in the table below, as of June 30, 2004, we have reserved 3,391,355 shares of common stock for future issuance upon exercise of outstanding options and redeemable warrants.

	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Remaining Available for Issuance Under Equity Compensation Plans, Excluding Securities Available in First Column
Equity compensation plans approved by stockholders	3,381,635	$11.07	195,912
Outstanding warrants	9,720	$7.91	—

Total	3,391,355	$11.06	195,912

We plan to issue additional options and may issue additional warrants in the future. If any of these securities are exercised, you will experience dilution in the market value and earnings per share of your common stock.

Cautionary Note about Forward-Looking Statements

        This prospectus and the information incorporated by reference may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy, our financing plans and the outcome of any contingencies are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "believe," "plan," "will," "anticipate," "estimate," "expect," "intend" and other phrases of similar meaning. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions.

        Although we believe that our expectations that are expressed in these forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Our actual results could be materially different from our expectations, including the following:

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  Our reliance on large contracts from a limited number of significant telecommunications customers and their ability to pay for our services, especially in light of recent competitive pressures in the telecommunications industry;

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  Our ability to integrate businesses and assets that we have acquired or may acquire;

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  Whether our efforts to expand into European and other international markets will prove to be economically viable;

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  Adverse trends in the telecommunications industry in general, including bankruptcy filings by our customers and other factors that are beyond our control;

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  Whether our investments in research and development and capitalized software will expand our service offerings and prove to be economically viable;

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  Competition in service, price and technological innovation from entities with substantially greater resources than us;

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  Constraints on our sales and marketing channels due to the fact that many of our customers compete with each other;

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  Our ability to accurately predict and recoup the large amount of up-front expenditures necessary to serve new customers and possible delays in sales cycles;

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  Our ability to expand beyond our traditional business and into the highly competitive data management industry, with new offerings such as our IntelliCastSM Target Notification and Commercial Database services;

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  The unpredictable rate of adoption of wireless 9-1-1 services, including further delays in the Federal Communications Commission's mandated deployment of Phase I and Phase II wireless location services;

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  The potential for liability claims, including product liability claims relating to our software;

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  Technical difficulties and network downtime, including those caused by sabotage or unauthorized access to our systems;

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  Changes in interest rates, including the LIBOR and prime rate and their potentially adverse effect on our liquidity, cash flow and profitability;

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  The possibility that we will not generate taxable income in an amount sufficient to allow us to utilize previously generated net operating loss carryforwards and/or research and development tax credits;

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  Our ability to economically attract, motivate and retain high-quality employees with skills that match our business needs;

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  Developments in telecommunications regulation and the unpredictable manner in which existing or new legislation and regulation may be applied to our business;

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  The possibility that we may be required to treat the value of the stock options granted to employees and directors as compensation expense if proposals that are currently under consideration by accounting standards organizations and governmental authorities are adopted; and

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  Developments in governance, accounting and financial regulation, including Section 404 of the Sarbanes-Oxley Act of 2002 and their unpredictable impact on general and administrative expenses.

        This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this prospectus. These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed cautionary statements included in this prospectus under the caption "Risk Factors."

About Intrado Inc.

        We are North America's leading provider of 9-1-1 infrastructure, systems and services, as well as innovative solutions for telecommunications providers and public safety organizations. We engineer and manage complex integrated data and telecommunications solutions and critical operations management. Our core business is the support of the nation's 9-1-1 emergency response infrastructure for wireline, wireless and voice over Internet protocol, or VoIP, networks. The data we manage enables a 9-1-1 call to be routed to the appropriate public safety answering point, or PSAP. We provide callback data and the caller's location. This critical information enables public safety organizations to quickly respond to calls for assistance. In addition, this data allows the telecommunications carriers to meet state and federal regulatory mandates. Since we launched our 9-1-1 data management services in 1994, our 9-1-1 data integrity infrastructure has provided virtually uninterrupted service to our telecommunications and public safety customers.

        Our customers include all major incumbent local exchange carriers, 41 competitive local exchange carriers, 38 wireless service providers, and a wide variety of state, local and federal government agencies. We directly manage more than 105 million wireline subscriber data records, with another 113 million records under customer management with Intrado-provided licensed software. We manage over 91 million wireless records and also provide 9-1-1 emergency calling services to VoIP providers.

        We believe that our knowledge of public safety and telecommunications domains, our ability to engineer complex systems and our understanding of critical operations management—in conjunction with our long-term customer relationships—provide us with a strong foundation to continue to deliver traditional 9-1-1 services as well as to expand our portfolio of new public safety and commercial applications. We continue to assess opportunities to provide new services that protect and complement our existing business and to seek opportunities to extend our core competencies into new safety and commercial markets.

        We were founded and incorporated in July 1979 in the State of Colorado under the name Systems Concepts of Colorado, Inc. and reincorporated in September 1993 in the State of Delaware under the name SCC Communications Corp. In June 2001, we changed our name to Intrado Inc. Our corporate office is located at 1601 Dry Creek Drive, Longmont, Colorado and our telephone number is (720) 494-5800.

Description of Common Stock

        The description of our common stock, $0.001 par value, is included in our Registration Statement on Form 8-A, which was filed with the Securities and Exchange Commission on April 30,1998. We have incorporated our Registration Statement on Form 8-A by reference. As of August 5, 2004, we have 17,342,052 shares of common stock issued and outstanding.

Selling Stockholders

        The following table sets forth information regarding the ownership of our common stock by the selling stockholders and the maximum number of shares that may be sold pursuant to this prospectus.

			Shares Owned After Offering(1)
		Shares Which May be Sold Pursuant to this Prospectus
Selling Stockholders	Number of Shares Owned Before the Offering
			Number	Percentage
Brian Rüeger(2)	212,014	212,014	-0-	-0—%
Christopher Tiensch	212,014	212,014	-0-	-0-
Marc Woog	190,457	190,457	-0-	-0-
White Hawk Associates, LLC	35,000	35,000	-0-	-0-
Bas Bastiaans	25,584	25,584	-0-	-0-
Michael Kussmaul	22,268	22,268	-0-	-0-
Thomas Knüsel	10,186	10,186	-0-	-0-
Primo Amrein	8,291	8,291	-0-	-0-
Simon Barnes	7,106	7,106	-0-	-0-
Phil Doyle	3,080	3,080	-0-	-0-
Tobias Schlatter	4,264	4,264	-0-	-0-
Martin Wiederkehr	2,369	2,369	-0-	-0-
Dania Rüeger-Möri(3)	2,369	2,369	-0-	-0-

Total	735,002	735,002	-0-	-0-%

(1)
Assumes all shares offered are sold. We do not presently know the actual number of shares that will be sold.

(2)
Excludes shares owned by Brian Rüeger's spouse, Dania Rüeger-Möri.

(3)
Excludes shares owned by Dania Rüeger-Möri's spouse, Brian Rüeger.

Except as otherwise noted, neither the selling stockholders, nor their officers, directors and major stockholders, have had any material relationship with Intrado or any of our affiliates within the past three years other than as an owner of our securities.

Plan of Distribution

        The common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders or, to the extent permitted, by their pledgees, donees, transferees or other successors in interest, including in one or more of the following transactions:

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  on the Nasdaq National Market;

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  in the over-the-counter market;

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  in transactions other than on the Nasdaq National Market or in the over-the-counter market;

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  through brokers or dealers, or in direct transactions with purchasers;

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  in connection with short sales;

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  by pledge to secure debts and other obligations;

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  in connection with the writing of options, in hedge transactions, and in connection with the settlement of options, hedge transactions and other transactions in standardized or over-the-counter options; or

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  in a combination of any of the above transactions.

        The selling stockholders may sell their shares at prevailing market prices, at prices related to prevailing market prices, at negotiated prices, or at fixed prices. There is no assurance that the selling stockholders will sell any or all of their common stock. Brokers and dealers, if used by the selling stockholders to sell their common stock, will either receive discounts or commissions from the selling stockholders, or will receive commissions from the purchasers. If the selling stockholders notify us that they have entered into a broker-dealer arrangement, we will file a prospectus supplement or post-effective amendment, if required, to disclose the material terms of the broker-dealer arrangement.

        The selling stockholders may also elect to sell their shares pursuant to Rule 144 under the Securities Act of 1933. Under the terms of the registration rights agreement, we have agreed to indemnify the selling stockholders against certain liabilities, including liabilities arising under the Securities Act of 1933. We have also agreed to pay all expenses, including legal and accounting fees, in connection with the registration of the common stock held by the selling stockholders.

Legal Opinion

        For the purposes of this offering, J. David Hershberger, Corporate and Securities Counsel of Intrado, has given his opinion as to the validity of the shares offered by the selling stockholders. As of the date of this prospectus, Mr. Hershberger beneficially owns 36,689 shares of Intrado common stock.

Experts

        The financial statements as of December 31, 2003 and 2002 and for the years then ended incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        Our consolidated financial statements for the year ended 2001, included in our Form 10-K for the fiscal year ended December 31, 2003 and incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP ("Arthur Andersen"). On June 6, 2002, we dismissed Arthur Andersen as our independent accountants and engaged PricewaterhouseCoopers LLP as our independent accountants for 2002. Arthur Andersen is no longer practicing before the Securities and Exchange Commission. As a result, we have not been able to obtain Arthur Andersen's written consent to the incorporation by reference into this registration statement of their audit report with respect to our financial statements.

        Because Arthur Andersen has not consented to the inclusion of its report in this registration statement, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act, or under the federal securities laws in general, for any untrue statement of: (i) material fact contained in the financial statements audited by Arthur Andersen or (ii) any omission of a material fact required to be stated in those financial statements. Accordingly, investors will not be able to assert a claim against

Arthur Andersen under Section 11(a) of the Securities Act for any purchases of securities under this registration statement.

Where You Can Find More Information

        We file annual, quarterly and special reports, proxy statements, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

        Our common stock is listed on the Nasdaq National Market. Reports, proxy statements, and other information filed by Intrado can be reviewed at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 "K" Street, N.W., Washington, D.C. 20006.

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

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  Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on March 3, 2004;

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  Definitive Proxy Statement on Schedule 14A, as filed with the SEC on April 29, 2004;

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  Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as filed with the SEC on May 10, 2004;

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  Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, as filed with the SEC on August 6, 2004;

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  Current Reports on Form 8-K, as filed with the SEC on March 17, 2004 and May 25, 2004; and

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  the description of our common stock contained in our registration statement on Form 8-A, as filed with the SEC on April 30, 1998.

        We have also filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our company and our common stock. You may request a copy of these filings at no cost. Please direct your requests to:

        Michael D. Dingman, Jr.
        Chief Financial Officer
        Intrado Inc.
        1601 Dry Creek Drive
        Longmont, Colorado 80503
        (720) 494-5800

You may also want to refer to our web site at www.intrado.com. However, the information on our web site is not a part of this prospectus, nor is this information incorporated by reference into this prospectus. We make available, free of charge through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and any amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC.

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. Intrado and the selling stockholders are not making an offer of the common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

Table of Contents

Risk Factors
Cautionary Note about Forward-Looking Statements
About Intrado Inc.
Description of Common Stock
Selling Stockholders
Plan of Distribution
Legal Opinion
Experts
Where You Can Find More Information

COMMON STOCK
$0.001 PAR VALUE

INTRADO INC.

PROSPECTUS

AUGUST 6, 2004